Exhibit (a)(1)(Q)

Royalty Pharma Increases Offer for Elan to $12.50 Per Share in All Cash

Fully Financed, All-Cash Confirmed Offer is Not Conditional on Due Diligence

Offer Now Equivalent to a $4.6 Billion Value for Elan’s Tysabri Royalty, a 42% Premium to the $3.25 Billion for Which Elan Sold Approximately Half its Interest in Tysabri to Biogen

Royalty Pharma Believes Elan Board Failed Stockholders in the Theravance Transaction by Substantially Overpaying and Failing to Negotiate a “Fiduciary Out”

NEW YORK – May 20, 2013 - Echo Pharma Acquisition Limited ("Royalty Pharma") today announced, pursuant to Rule 2.5 of the Irish Takeover Rules (the “Announcement”), a firm intention to increase its offer for Elan Corporation, plc (NYSE: ELN) to $12.50 per share in cash. The increased offer is fully financed, cash confirmed and not conditional on due diligence. The $1.00 per share net cash right has been eliminated. Royalty Pharma has reserved the right to waive down the Acceptance Threshold for the increased offer from 90 percent to 50 percent plus one Elan Share and will update Elan Stockholders in this regard in the Revised Offer Document.

Royalty Pharma is offering a compelling value of $4.6 billion for Elan’s Tysabri Royalty, a 42 percent premium to the $3.25 billion at which Elan sold approximately half of its interest in Tysabri to Biogen. The increased offer also represents a premium of 45 percent to the Undisturbed Elan Enterprise Value.

Royalty Pharma believes that Elan dramatically overpaid in the Theravance Transaction by agreeing to pay $1 billion for 21 percent of selected royalties owned by Theravance when all of Theravance was trading at $3.5 billion. Royalty Pharma is assessing the transactions announced today. The increased offer is therefore conditional on Elan Stockholders voting against the Theravance Transaction and all transactions announced today that are put to a shareholder vote.

Key Observations Regarding the Elan / Theravance Transaction

●	The Theravance Transaction public disclosure suggests that the transaction was pursued in haste and without critical confidential information which could significantly impair the value of the asset

●	Royalty Pharma expects that the same may be true of the transactions announced today

●	Despite this apparent lack of information, the Elan Board has agreed to recommend the Theravance Transaction to Elan Stockholders with no “fiduciary out” to change its recommendation:

o
The Elan Board has compromised its ability to freely advise Elan Stockholders regarding Royalty Pharma’s offer and the Theravance Transaction, thereby making itself irrelevant to stockholders’ decisions on these matters

o	The Elan Board cannot recommend Royalty Pharma’s offer – at any price – without breaching the Theravance Agreement

o	The Elan Board must recommend the Theravance Transaction even if the value of what it has agreed to buy is impacted by material adverse changes

●	Royalty Pharma believes it is highly irresponsible and “off-market” to agree to such provisions

●
If the Theravance Transaction and the transactions announced today serve as examples, Royalty Pharma believes stockholders should be very concerned about future value destruction and undue risk-taking by Elan

At a time when Elan Stockholders are evaluating Royalty Pharma’s offer, the Elan directors have failed to maintain an appropriate balance between supporting management’s acquisition plan and their fiduciary responsibilities in respect of Royalty Pharma’s offer. The Elan Board should have retained all options to maximize shareholder value

A copy of the Announcement is available at  www.royaltypharma.com

Definitions used in the Announcement have the same meaning when used in this announcement, unless the context requires otherwise.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove, BofA Merrill Lynch, together with its affiliate Merrill Lynch International, and Groton Partners are acting as financial advisors to Royalty Pharma.

Further information relating to the Increased Offer, including all announcements issued by or on behalf of Royalty Pharma, is available at www.royaltypharma.com.

ENQUIRIES

Royalty Pharma

Pablo Legorreta
George Lloyd

Tel: +1 212 883 2275

J.P. Morgan (financial advisor)
Henry Gosebruch (New York, Tel: +1 212 270 6000)
Dwayne Lysaght / James Mitford / Christopher Dickinson (London, Tel: +44 (0) 20 7742 4000)

BofA Merrill Lynch (financial advisor)
Philip Noblet / Peter Luck / Geoff Iles (London, Tel: +44 (0) 20 7996 1000)

Abernathy MacGregor (PR advisor)
Tom Johnson / Chuck Burgess
Tel: +1 212 371 5999

Maitland (PR advisor)
Tom Buchanan
Tel: +44 (0) 20 7379 5151

Mackenzie Partners (Information Agent)
Daniel Burch ((cell) + 1 516 429 2722)
Charles A. Koons ((cell) + 1 917 545 4523)
Robert C. Marese ((cell) + 1 917 751 4085)
Tel: + 1 212 929 5500 (Collect) or +1 800 322 2885 (Toll Free)

About Royalty Pharma

RP Management is the investment manager to entities investing in royalty interests in marketed and late stage biopharmaceutical products, with a portfolio of royalty interests in 38 approved and marketed products (including Abbott’s Humira®, Johnson and Johnson’s Remicade®, Merck’s Januvia®, Gilead’s Atripla®, Truvada®, and Emtriva®, Pfizer’s Lyrica®, Amgen’s Neupogen® and Neulasta®, and Genentech’s Rituxan®) and two products pending approval. Such product portfolio is well-diversified across biopharmaceutical products and treatment areas and consists of stable and long-dated assets and includes royalties on 8 of the top 20 selling pharmaceutical and biotech drugs by expected worldwide 2016 sales1, and 9 products with over US$1 billion in annual sales. These entities have a longer than fifteen year history of providing value to holders of royalty interests, including a US$400 million purchase of 80% of Memorial Sloan-Kettering Cancer Center’s Neupogen®/ Neulasta® royalty, a US$525 million joint acquisition with Gilead Sciences of Emory University’s emtricitabine royalty interest, a US$650 million purchase of New York University’s Remicade® royalty, a US$700 million acquisition of AstraZeneca’s Humira® royalty, a US$700 million purchase of a portion of Northwestern University’s Lyrica® royalty, a US$609 million acquisition of Astellas Pharma’s patent estate and associated royalty stream relating to the use of dipeptidyl peptidase IV (DPP-IV) inhibitors for the treatment of type 2 diabetes including Januvia® and Janumet®, and most recently a US$761 million purchase of a portion of an interest in Biogen’s recently approved Tecfidera (formerly BG-12) for the treatment of multiple sclerosis held by the former shareholders of Fumapharm AG.

FURTHER INFORMATION

This announcement is not intended to, and does not, constitute or form part of (1) an offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, or (3) the solicitation of any vote or approval in any jurisdiction, pursuant to this announcement or otherwise.

The distribution of this announcement in, into, or from, certain jurisdictions other than Ireland, the United Kingdom and the United States may be restricted or affected by the laws of those jurisdictions. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore persons who receive this announcement (including without limitation nominees, trustees and custodians) and are subject to the laws of any jurisdiction other than Ireland, the United Kingdom and the United States who are not resident in Ireland, the United Kingdom or the United States will need to inform themselves about, and observe any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction.

Additional Notice to US Investors

1 Based on Evaluate Pharma estimates for 2016.

This announcement is for informational purposes only and is not intended to, and does not, constitute or form part of any offer (including the Offer), invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, nor will there be any acquisition or disposition of the securities referred to in this announcement in any jurisdiction in contravention of applicable law or regulation.

This announcement is not a substitute for the Revised Offer Document and the Revised Acceptance Documents or any other document that Royalty Pharma has filed and may file with the Securities and Exchange Commission (“SEC”) (including the Original Offer Document) in connection with the Offer. ELAN STOCKHOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE INCREASED OFFER. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to any of the persons listed above.

The Offer is and will be made in the United States pursuant to the US Exchange Act subject to certain exemptive relief which has been granted in respect of the Offer by the SEC and otherwise in accordance with the requirements of the Irish Takeover Rules. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under U.S. domestic tender offer procedures and law. In addition, the Original Offer Document, the Revised Offer Document and any other documents relating to the Offer have been or will be prepared in accordance with the Irish Takeover Rules and Irish disclosure requirements, format and style, all of which may differ from those in the United States.

Elan is incorporated under the laws of Ireland. Some of the directors of Elan are resident in countries other than the United States. As a result, it may not be possible for United States holders of Elan Stock to effect service of process within the United States upon Elan or such directors of Elan or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Elan or its officers or directors in a non-US court for violations of US securities laws. In addition, US holders of Elan Stock should be aware that, if Royalty Pharma elects to proceed pursuant to a scheme of arrangement (as described in the Original Offer Document and to be described in the Revised Offer Document), the federal securities laws of the United States may not be applicable.

Additional Information

Any response in relation to the Increased Offer (including any acceptance thereof) should be made only on the basis of the information contained in the Revised Offer Document, the Revised Acceptance Documents or any other document by which the Increased Offer is made.

Royalty Pharma reserves the right, with the consent of the Irish Takeover Panel, to elect to implement the acquisition of Elan by way of court-approved scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland.

Responsibility Statements

The directors of Royalty Pharma accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Royalty Pharma in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented

(and no steps have been taken by the directors of Royalty Pharma to verify this information). To the best of the knowledge and belief of the directors of Royalty Pharma (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The managing member of RP Management accepts responsibility for the information contained in this announcement, save that the only responsibility accepted by the managing member of RP Management in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the managing member of RP Management to verify this information). To the best of the knowledge and belief of the managing member of RP Management (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the Increased Offer or any other matters referred to in this announcement.

BofA Merrill Lynch, together with its affiliate Merrill Lynch International (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of BofA Merrill Lynch or its affiliates or for providing advice in relation to the Increased Offer or any other matters referred to in this announcement.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Increased Offer or any other matters referred to in this announcement.

Forward-looking Statements

This announcement may include certain “forward looking statements” with respect to the business, strategy and plans of Royalty Pharma and its expectations relating to the Increased Offer and Elan’s future financial condition and performance. Statements that are not historical facts, including statements about Elan or Royalty Pharma or Royalty Pharma’s belief and expectation, are forward looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include (but are not limited to) statements about expected benefits and risks associated with the Increased Offer; projections or expectations of profit attributable to shareholders; anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Elan, the Elan Group, RP Management or Royalty Pharma following the Increased Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Elan, the Elan Group, RP Management or Royalty Pharma following the Increased Offer; statements concerning any future Irish, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological or regulatory developments; and statements of assumptions underlying such statements.

Forward looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, Royalty Pharma is not under any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise.

Rule 8 - Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Elan, all “dealings” in any “relevant securities” of Elan (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3.30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Increased Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Elan by Elan or Royalty Pharma, or by any of their respective “associates” must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the
Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the

Irish Takeover Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this announcement constitutes a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Royalty Pharma, RP Management or Elan as appropriate. No statement in this announcement constitutes an asset valuation.